July 9, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Mr. Karl Hiller
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 12, 2018
File No. 001-36550

Gentlemen:

This letter is in response to your letter dated June 29, 2018, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2017 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2017

Properties, page 38

Reserves, page 39

Internal Controls Over Reserve Estimates, Technical Qualifications, and Technologies Used, page 39

1.	We note your disclosure indicating the reserves committee that you recently formed participates in Laramie Energy’s quarterly board meetings and reviews Laramie Energy’s development plans and related capital expenditures in connection with your review of the development and classification of reserves. Expand this disclosure to describe the internal controls that are used in your reserves estimation effort to comply with Item 1202(a)(7) of Regulation S-K.

U.S. Securities and Exchange Commission

July 9, 2018

For example, considering the frequency of material changes to the development plans underlying your estimates of proved undeveloped reserves, and near-zero conversion rates since initially reporting proved undeveloped reserves at the end of 2012, you should describe the particular controls that involve ensuring compliance with Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X. The manner by which your reserves committee evaluates departures from previously adopted development plans in determining the level of certainty over revised development plans should be clear.

Please submit any revisions that you believe would more thoroughly describe the internal controls you use in your reserves estimation effort, identify those that you have recently implemented and explain how they relate to the objectives.

Response:

We acknowledge the Staff’s comment. Appendix A hereto sets forth our proposed disclosure revisions that are intended to more thoroughly describe the internal controls that are used in our reserves estimation effort in accordance with Item 1202(a)(7) of Regulation S-K. We propose to make such disclosure revisions in our future filings on Form 10-K, as updated for any developments during 2018. However, if the Staff believes that such revisions should be disclosed in advance of our 2018 Form 10-K, we would propose to include such revisions in Item 5 of our Form 10-Q for the second quarter of 2018. Appendix A is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

Proved Undeveloped Reserves, page 40

2.	Your response to prior comments one and two describes certain events that you believe justify material departures from the development plans underlying your estimates of proved undeveloped reserves. We understand that although there have been zero or near-zero conversion rates each year since initially reporting proved undeveloped reserves at the end of 2012, you believe the operator will adhere to the reserve development plans beginning in 2018, and that your recently formed reserves committee will take an active and effective role in planning and oversight. You indicate that you are reasonably certain the proved undeveloped reserves reported as of December 31, 2017, will be developed as scheduled.

The numerous circumstances and events that you have identified as leading to material changes to prior development plans include:

•	The construction of a water handling, treatment, processing and storage facility;

U.S. Securities and Exchange Commission

July 9, 2018

•	The acquisition of properties under an agreement reached in December 2015, and related modifications to development plans to include the newly acquired wells, and to develop wells other than those which had been scheduled in order to fulfill certain contractual obligations related to the acquisition;

•	Adjustments to development well pattern in 2016 and in 2017 to take advantage of certain technological innovations in completion techniques.

•	Adjustments to development plan after renegotiating a gathering and processing contract in January 2017 to develop wells other than those which had been scheduled in order to realize economic benefits under the revised terms of the gathering and processing contract.

•	Diversion of considerable resources towards the development of unproved properties;

Although your response did not address the timeframes and details related to the negotiations that would have preceded the acquisition of assets in March 2016 and the change in contract terms in January 2017, we believe that you should consider the material implications of undertakings that would result in a departure from development plans that you are otherwise claiming to be reasonably certain.

Under Item 1203 of Regulation S-K, you are required to disclose material changes in proved undeveloped reserves, and to discuss the level of progress made to convert proved undeveloped reserves to proved developed reserves. Under Item 1206 of Regulation S-K, you are required to discuss present activities of material importance. These requirements would generally encompass material implications of changes to development plans. In view of the foregoing, explain to us how you considered disclosing the events that resulted in the decisions to change previously adopted development plans, including those outlined above.

Response:

We acknowledge the Staff’s comment and that we will continue to consider the material implications of our undertakings that would result in a departure from development plans that are otherwise reasonably certain. With respect to the events that resulted in the modification of our development plan for 2017, Appendix A hereto sets forth our proposed disclosure revisions that include a description of such events in compliance with Items 1203 and 1206 of Regulation S-K. We propose to make such disclosure revisions in our future filings on Form 10-K, as updated for any developments during 2018. However, if the Staff believes that such revisions should be disclosed in advance of our 2018 Form 10-K, we would propose to include a summary of such revisions in Item 5 of our Form 10-Q for the second quarter of 2018. Appendix A is being furnished to the Staff

U.S. Securities and Exchange Commission

July 9, 2018

under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn
Senior Vice President and General Counsel

Appendix A

Furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act.